Exhibit 99.1

HomesToLife Ltd Forecasts New Subsidiary

Expected to Produce 2025 Revenue of US$12.0 Million to US$14.0 Million

Singapore, Feb. 13, 2025 (GLOBE NEWSWIRE) — HomesToLife Ltd (Nasdaq: HTLM) (“HomesToLife” or the “Company”) today announced that its subsidiary, HTL Far East Pte Ltd (“HTL Far East”), established in October 2024, received sales orders exceeding US$1.5 million in January 2025 and is expected to produce revenue of US$12.0 million to US$14.0 million in 2025, driven by an accelerating sales ramp-up in response to strong demand.

HomesToLife’s revenue in the first six months of 2024, prior to the formation of HTL Far East, was approximately US$1.99 million. HomesToLife expects its total 2025 revenue to range from US$16.0 million to US$18.0 million, representing a more than 300 percent increase over its projected 2024 revenue figures.

HTL Far East is dedicated to sourcing, distributing, and delivering premium furniture and related products to both consumer and business sectors across the Asia-Pacific region. This new subsidiary’s robust growth outlook, said HomesToLife’s CEO Phua Mei Ming, “is a testament to its savvy strategic initiatives and the market’s positive response to its offerings.”

HTL Far East is led by Mr. Phua Yong Pin, Mr. Phua Yong Tat, and Ms. Phua Mei Ming, who are Chairman, Vice-Chairman and Chief Executive Officer with HomesToLife, respectively.

“The formation of this subsidiary, we believe, satisfies the surging demand across the APAC region for premium furniture at reasonable prices,” said Ms. Phua Mei Ming. “We anticipate this demand will continue to grow in 2025, and permit HTL Far East to experience further expansion and success.

“We further expect HTL Far East will continue to strengthen HomesToLife’s presence in the furniture industry and add significant long-term value for our stakeholders.”

About HomesToLife Ltd

The Company’s other indirect wholly owned subsidiary and operating company, HomesToLife Pte. Ltd., is one of the leading home furniture retailers that offers and sells customized furniture solutions in Singapore. As of October 2024, it had six retail store locations. It has helped homeowners create living spaces that reflect their individuality since 2014. Its product offerings include leather and fabric upholstered furniture, case goods and accessories, and offers a one-stop shop for retail customers to furnish their homes. “HomesToLife” has a long-standing pledge to offer fair prices, great value, consistent and reliable quality, and on-time delivery to its customers. The Company’s website, www.homestolife.com, offers consumers a seamless shopping experience online and post-sales customer service support.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contacts

HomesToLife Ltd Contact:

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

Email: Investor@homestolife.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

Office: (646) 893-5835

Email: info@skylineccg.com